AMENDMENT TO ADMINISTRATIVE SERVICES AGREEMENT

DATED SEPTEMBER 7, 2004

AS AMENDED AUGUST 1, 2006

The Administrative Services Agreement between Old Mutual Fund Services and Old Mutual Advisor Funds, dated September 7, 2004, is hereby amended by replacing Paragraph 3.1 in its entirety with the following:

3.1.        COMPENSATION RATE. As compensation for all services rendered and facilities provided, the Trust shall pay the Administrator a fee per Fund of the average daily net assets of each Fund calculated in accordance with the following schedule:

Average Daily Net Assets	Annual Fee Rate

$0 to $500 Million >$500 Million up to $1 Billion >$1 Billion up to $1.5 Billion >$1.5 Billion	0.10% 0.09% 0.08% 0.07%

Old Mutual Advisor Funds	Old Mutual Fund Services

By: /s/ David J. Bullock	By: /s/ Mark E. Black

Name: David J. Bullock	Name: Mark E. Black

Title: President	Title: President